Filed Pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated June 4, 2020
Issuer Free Writing Prospectus dated June 4, 2020
File No. 333-227995

Pricing Term Sheet

BankUnited, Inc.

$300,000,000 5.125% Subordinated Notes due 2030

Issuer:	BankUnited, Inc.
Ranking:	Subordinated Notes
Principal Amount:	$300,000,000
Pricing Date:	June 4, 2020
Settlement Date:	June 11, 2020 (T+5)
Maturity Date:	June 11, 2030
Coupon:	5.125%
Interest Accrual Date:	June 11, 2020
Interest Payment Dates:	June 11 and December 11, commencing on December 11, 2020
Record Dates:	May 28 and November 27
Optional Redemption:	At the Issuer’s option, in whole or in part on or after March 11, 2030 (three months prior to maturity), subject to obtaining the prior approval of the Federal Reserve (or any successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (‘‘Federal Reserve Approval’’), at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to but excluding the date of redemption.
Special Event Redemption:	The Issuer may redeem the Notes at any time prior to their maturity, subject to obtaining Federal Reserve Approval, upon the occurrence of a ‘‘Tax Event,” a ‘‘Tier 2 Capital Event” or a “1940 Act Event,” each as defined in the preliminary prospectus supplement.
Reference Benchmark:	0.625% due May 15, 2030
Benchmark Price and Yield:	98-06; 0.815%
Spread to Benchmark:	+443.5 bps
Yield to Maturity:	5.250%
Price to Investors (%):	99.037% of principal amount
Proceeds to Issuer (before expenses):	$295,011,000
Minimum Denominations:	$2,000
Minimum Increments:	$1,000
CUSIP / ISIN:	06652KAB9 / US06652KAB98
Expected Ratings*:	Baa3 (Moody’s)/BBB- (Fitch)/BBB+ (Kroll)
Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Piper Sandler & Co.
Changes to the preliminary prospectus supplement:	The disclosures in the preliminary prospectus supplement related to use of proceeds and capitalization will be updated to reflect the principal amount of the notes offered and expenses.

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*NOTE: A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL OR HOLD SECURITIES AND MAY BE SUBJECT TO REVISION OR WITHDRAWAL AT ANY TIME.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.

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